Fidelity Capital Trust issued new classes of shares. Class K of Fidelity Capital Appreciation, Class K of Fidelity Disciplined Equity, Class K of Fidelity Stock Selector, and Class K of Fidelity Value Fund commenced operations on May 9, 2008.